

Mail Stop 4631

February 13, 2018

Thomas DeNunzio
President and CEO
Pristine Acquisition, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

> **Re: Pristine Acquisition, Inc.**
> **Form 10-12G**
> **Filed January 19, 2018**
> **File No. 000-55886**

Dear Mr. DeNunzio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please note that the registration statement on Form 10 becomes effective automatically 60 days after its initial filings. You will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K even if there are comments open on the registration statement on Form 10. If you do not wish to become subject to these reporting requirements, the company may wish to consider withdrawing the registration statement on Form 10 before it becomes effective automatically.

Form of Acquisition, page 4

2. Please revise to disclose, if true, that Mr. DeNunzio will provide the funds needed to undertake a potential business combination.

Report of Independent Registered Public Accounting Firm, page F1

3. We note the disclosures on pages 4, 7 and F8 that refer to the substantial doubt about your ability to continue as a going concern. Given your working capital deficit and no current source of revenues, it is unclear why the audit report does not include a going concern paragraph consistent with the guidance in PCAOB Auditing Standard 2415. Please explain to us the factors that your auditor considered in assessing the need for a going concern paragraph.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction